Mail Stop 6010


July 19, 2005


Jonathan Wax, Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, California 94538

Via U S Mail and FAX [ (510) 353-4023 ]

	Re:	Digital Power Corporation
		Form 10-K for the fiscal year December 31, 2004 and Amendment No. 1
		Form 10-Q for the fiscal quarter March 31, 2005
		File No.  1-12711


Dear Mr. Wax:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. Jonathan Wax
Digital Power Corporation
July 19, 2005
Page 2


Form 10-KSB for fiscal 12/31/04 and Amendment No. 1

Management`s Discussion and Analysis - General, page 10

1. Under Item 11 in Amendment No. 1 we read that Telkoor holds
43.2%
of your stock and has a convertible note for an additional 3.7%. In addition, the Chairman of Telkoor holds 4.4% of your stock and the General Manager holds 1.6 %. In future filings, disclose more details of the relationship with Telkoor and its significant ownership interest. Tell us whether all the significant related party transactions are disclosed in the financial statements as required by
SFAS 57.

2. As a related matter, please tell and disclose in future filings details about the accounting for the interest free convertible note disclosed in Note 12 on page F-22, including whether the $1.06 conversion price was at fair value and how this was determined.


Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your audit report was signed by an audit firm based in Tel Aviv, Israel. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

Note 2 (l)  Accounting for stock-based compensation, page F-9

4. In future filings clarify how you account for options issued to non-employees and how it differs from accounting for options issued to employees.



Mr. Jonathan Wax
Digital Power Corporation
July 19, 2005
Page 3


Certifications, Exhibits 31

5. We see differences between your Certifications and the language specified in Item 601(b)(31) of Regulation S-B. Please revise to include the specified language in all Certifications.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




Mr. Jonathan Wax
Digital Power Corporation
July 19, 2005
Page 4


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact at Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671}

      Sincerely,


      Brian R. Cascio
      Accounting Branch Chief,
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